SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

REPORT OF OTHER MATERIAL MATTERS (VOLUNTARY DISCLOSURE)

1.	Subject	Adjustment of the purchase price of existing shares of Hynix Semiconductor Inc. (“Hynix”)
2.	Details	SK Telecom Co., Ltd. (the “Company”) determined the final purchase price of Hynix’s existing shares at Won 1,032,175,500,000 (Won 23,326 per share), which decreased by Won 51,949,500,000 from the original purchase price of Won 1,084,125,000,000.
3.	Date of Determination	February 1, 2012
4.	Other Noteworthy Matters

- The date of determination is the date on which the Company agreed to the final purchase price that was offered by the Joint Management Council of Hynix’s shares converted from debt, which administers the sale of Hynix’s existing shares held by its members.

- This agreement is subject to change in the process of obtaining government approvals and pursuant to relevant law and regulations. In addition, the purchase of the shares may not be consummated if conditions precedent set forth in the purchase agreement are not satisfied.

- Related disclosure: The Company’s reports on Form 6-K furnished on July 11, 2011, November 10, 2011 and November 14, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 2, 2012

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